UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

PrimeEnergy Resources Corporation

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

74158E104

(CUSIP Number)

Charles E. Drimal, Jr.

9821 Katy Freeway

Houston, Texas 77024

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 74158E104

1	NAME OF REPORTING PERSON Charles E. Drimal, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,218,144(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,218,144(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,218,144(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 520,644 shares as to which Mr. Drimal has sole voting and investment power, 697,500 shares subject to options, all presently exercisable.
(2)

Based on (i) 1,820,576 shares of Common Stock outstanding as of November 13, 2023 as disclosed on the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2023, less 5,000 shares the Issuer purchased on January 24, 2024 and which the Issuer intends to cancel, and (ii) 697,500 shares subject to options, all presently exercisable.

CUSIP No. 74158E104

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Common Stock, $0.10 par value (the “Shares”)

(b)	Name of Issuer:

PrimeEnergy Resources Corporation (the “Issuer”)

(c)	Address of Issuer’s Principal Executive Offices:

9821 Katy Freeway

Houston, TX 77024

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Charles E. Drimal, Jr.

(b)	Principal Business Address:

9821 Katy Freeway

Houston, TX 77024

(c)	Occupation, Employment and Other Information:

Mr. Drimal is the Chairman, Chief Executive Officer and President of the Issuer.

(d)	Criminal Convictions:

Mr. Drimal has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings:

Mr. Drimal has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

No Shares were bought or sold by Mr. Drimal. This Amendment No. 8 is being filed solely to report an increase in the beneficial ownership due to a reduction in the Issuer’s outstanding Shares.

Other than as reported in Item 5 below with respect to Mr. Drimal’s rights to exercise options to acquire Shares, Mr. Drimal has no current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company

(a)-(b)     Included in the number of Shares reported as beneficially owned by Mr. Drimal are 520,644 Shares as to which Mr. Drimal has sole voting and investment power and 697,500 Shares subject to options from $1.00 - $1.25, all presently exercisable. Based on (i) 1,820,576 Shares outstanding as of November 13, 2023 as disclosed on the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2023, less 5,000 Shares the Issuer purchased on January 24, 2024 and which the Issuer intends to cancel, and (ii) 697,500 Shares subject to options, all presently exercisable, Mr. Drimal may be deemed the beneficial owner of 48.5% of the Issuer’s outstanding Shares.

(c)	Mr. Drimal did not effect any transactions in Shares in the sixty days prior to the filing of this Statement.

Transaction	Date	Number of Shares	Price Per Share

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of January 25, 2024.

By:	/s/ Charles E. Drimal, Jr.
Charles E. Drimal, Jr.